Exhibit 1.02

Investor Relations	Media Relations
Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Corporation 678-259-8631 lgasper@cdcsoftware.com

CDC Corporation Remediates All Previously Disclosed Material Weaknesses in Internal Controls
in Recent 20-F Filing

HONG KONG, ATLANTA, July 2, 2009—CDC Corporation (NASDAQ: CHINA), a global enterprise software and new media company, announced today that it filed its Annual Report on Form 20-F for the year ended December 31, 2008 with the Securities and Exchange Commission, on June 30, 2009.

The 20-F discloses the remediation of the company’s material weaknesses in internal controls over financial reporting that existed at December 31, 2007.  Further, there were no new material weaknesses disclosed for the year ended December 31, 2008.

“We are very pleased to have remediated all of our previously-disclosed material weaknesses in the area of certain tax, treasury and financial reporting,” said Peter Yip, CEO of CDC Corporation  “The remediation of these material weaknesses is a significant achievement for us given the diversity of our operations and the number of acquisitions we have undertaken in the past few years.  This is an exciting time for CDC Corporation, with several strategic alternatives underway for CDC Software; CDC Games’ upcoming highly-anticipated launch of Lord of the Rings Online in China which we expect this year; and the growth in Yulgang where we have seen a 45 percent increase in average daily revenue in the second quarter compared to the first quarter.”

The 20-F can be found on CDC Corporation’s website (www.cdccorporation.net), and on the SEC’s website (www.sec.gov).

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, outsourced application development and IT staffing,  CDC Games focused on online games, and China.com focused on portals for the greater China markets.  For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs about strategic alternatives at CDC Software, our beliefs regarding the launch of Lord of the Rings Online in China, and the expected timing thereof, our beliefs regarding our future financial condition and prospects and other forward-looking statements we may make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. We cannot assure you that previously-undetected, additional or new material weaknesses either exist, or may exist in the future, at the company or any of its subsidiaries.   Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report on Form 20-F for the year ended December 31, 2008, as originally filed with the SEC on June 30, 2009. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.